

June 5, 2012

<u>Via E-mail</u>
Mr. Bill W. Wheat
Chief Financial Officer
D.R. Horton, Inc.
301 Commerce Street, Suite 500
Fort Worth, Texas 76102

     RE: **D.R. Horton, Inc.**
             Form 10-K for the Year Ended September 30, 2011
             Filed November 17, 2011
             Form 10-Q for the Period Ended December 31, 2011
             Filed January 27, 2012
             Form 10-Q for the Period Ended March 31, 2012
             Filed April 23, 2012
             Response dated May 24, 2012
             File No. 1-14122

Dear Mr. Wheat:

      We have reviewed your response letter dated May 24, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended September 30, 2011</u>

<u>Financial Statements</u>

<u>Note K – Commitments and Contingencies, page 89</u>

<u>Insurance and Legal Claims, page 89</u>

1. We note your response to comment one from our letter dated March 13, 2012. We have the following comments in this regard:

- You indicate that the vast majority of your reserves related to construction defect matters. Please specifically indicate how much of the reserve is related to construction defects matters. You may consider providing the percentage that is related to construction defects matters;
- You indicate that you will include the rollforward in your Form 10-K for the year ended September 30, 2012. Please include this rollforward in your future filings including your interim filings, as well;
- You indicate that you will disclose the bulleted information provided in response to comment 1(c) in future filings on Form10-K. Please provide this information in your interim filings, as well; and
- In your critical accounting policy for legal claims and insurance, you have provided the impact of a 10% increase or decrease in the claim rates and the average cost per claim on your reserves, receivables and expense. You indicate, however, that you are unable to provide disclosure of the specific number of individual claims of construction defect matters pending at each balance sheet dated or the number of individual claims filed, dismissed, settled or otherwise resolved during a reporting period, due to significant variations, inconsistencies and uncertainties in how such claims originate and change over time and how they are managed and resolved in your business. These variations, inconsistencies and uncertainties appear to be impediments to determining your estimated reserve rather than providing detailed claim activity. Furthermore, since it appears that you have the ability to estimate the impact of changes in certain assumptions, including claim rates and average cost per claim, regarding your construction defect matters, please disclose the number of claims of construction defect matters pending at each balance sheet, the number of claims filed for each period presented, the number of claims dismissed, settled or otherwise resolved for each period and the average settlement cost per claim. We note that historical trends in construction defect claims may be inconsistent, however, we continue to believe that this information is important to investors in determining your historical and expected trends.

Please show us supplementally what your revised disclosures will look like.

2. We have completed our review of your response to comment seven from our letter dated February 8, 2012. We have no further comment regarding your conclusion that the out-of-period adjustment was not material to your prior fiscal years or to the first quarter results of fiscal 2011. However, we believe that you should improve your disclosures surrounding this out-of-period adjustment. Please provide the following:

- In your Form 10-Q for the period ended June 30, 2012, please enhance your disclosures in MD&A to discuss the out-of-period adjustment when you discuss your results for the nine months ended June 30, 2012 as compared to your results for the nine months ended June 30, 2011. Your disclosure should discuss your out-of-period adjustment similar to your discussion of other unusual items such as impairments, homebuyer tax credits and tax benefits. Please note that this out-of-period adjustment is one of the reasons that your second quarter 2011 results will be skewed from what might be expected to occur in the future; and

- In your Form 10-K for the year ended September 30, 2012, please also enhance your disclosures in MD&A to discuss the out-of-period adjustment when you discuss your results for the year ended September 30, 2011. Please also disclose the out-of-period adjustment in the 2011 quarterly data in your 2012 Form 10-K.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief